FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


January 6, 2003
Commission File Number 001-16625


                                  BUNGE LIMITED
                 (Translation of registrant's name into English)


                                 50 Main Street
                          White Plains, New York 10606
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:


                            Form 20-F X   Form 40-F
                                     ---            ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                    ---


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
     ---

                                 Yes        No X
                                    ---       ---

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- --------

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                                    EXHIBITS
                                    --------



Exhibit 1         Press release announcing global alliance with DuPont




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                                   SIGNATURES
                                   ----------


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: January 6, 2003                Bunge Limited



                                 By:   /s/  Theodore P. Fox, III
                                     -------------------------------------------
                                     Theodore P. Fox, III
                                     Controller and Principal Accounting Officer